Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is a presentation used by TD Banknorth Inc. at the Ryan Beck & Co. 2005 Financial Institutions Investor Conference on November 2, 2005.

Ryan Beck & Co. 2005 Financial Institutions Investor Conference November 2, 2005 Wendy Suehrstedt EVP & Chief Retail Banking Officer Building on Strength

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as "expect", "feel", "believe", "will", "may", "anticipate", "plan", "estimate", "intend", "should" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth's operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth's periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth's forward-looking statements. TD Banknorth does not undertake any obligation to update these forward- looking statements to reflect events or circumstances that occur after the date on which such statements were made. Note on Forward-Looking Information

Our vision is to be the premier community financial services company in the Northeast ... TD Banknorth Vision - Simple & Clear

Retail Banking

Retail Division Mission To grow our retail and small business customer base profitably. We will accomplish this by delivering convenient and high quality sales and service to our customers, enabling them to meet their financial objectives through a comprehensive set of deposit, loan, investment and insurance products and services.

Community Banking Model: Manager = Franchise Owner Local decision-making Pricing Merchandising Sponsorships Sales Focus Community involvement Quarterly presentation to "Board of Directors" Same store sales growth Key financial measures Specific plans

Focus on Customer Value Strong Product set Easy to buy Easy to sell Strong delivery Retail sales offices Telephone Online Outstanding service Strong integrated marketing Merchandising Advertising Direct mail Online

Integrated Marketing Approach - Retail Integrated Marketing Approach - Retail Integrated Marketing Approach - Retail Integrated Marketing Approach - Retail Print Ad Take -One/Drive Up Insert ATM Ad Counter Pad

Brand Awareness One of the top three arenas of its size in the world. 225 events a year attract more than 3 million fans. Exposure to more than 7 million North Station commuters a year. More than 215,000,000 brand impressions per year. 20 years of outstanding brand exposure. 20 years of outstanding brand exposure. 20 years of outstanding brand exposure. 20 years of outstanding brand exposure. 20 years of outstanding brand exposure. 20 years of outstanding brand exposure.

Brand Awareness We sponsor arenas, sports franchises, and cultural events throughout the footprint. footprint. footprint. footprint. footprint. footprint. footprint. footprint. footprint.

Internal Focus on Business Growth Clear goals and expectations Consistent tracking and monitoring Incentive plans that support business growth focus Recognition programs Quarterly Sales Performance luncheons Red Corvette program Other campaigns

Focus on Customer Service: Individual Commitment & Responsibility Communication Employee Orientation Brand Positioning Continuous reinforcement Mystery Shop monitoring Customer survey results

Focus on Customer Service: CORE Pledge Our CORE Pledge serves as a reminder for how we each deliver on our brand promise every day: Connect: Consistently demonstrate that customers are welcomed and appreciated. Own: Build lasting relationships by providing genuine, prompt and reliable service. Respond: Respond to requests and concerns by providing personalized service and proactive solutions. Enable: Enable my external and internal customers to achieve their goals by working with them as a trusted resource.

Focus on Customer Service: Department Core Service Values In place in every Department within the Company Bring specifics to CORE Pledge applicable to each Department Example: Retail Division: Don't lock them out, don't lock them in. Acknowledge our customers presence within one minute of entering the branch. Express appreciation for every customer interaction with a "thanks for stopping by" or "thank you for banking with us". "All hands on deck" - the customer service call. "Let me see what I/we can do" is our preferred response.

TD Banknorth outperforms the competition as a whole on all touch points. 100% 80% 60% 40% 20% 0% Overall Satisfaction Branch Teller Online ATM IVR Branch Branch Telephone Problem Touch Point Satisfaction (%8-10) - Customers v. All Non-customers 2005: Customers 2005: Non-customers 87% 92% 91% 91% 90% 89% 89% 86% 40% 83% 88% 90% 88% 87% 84% 87% 82% 35% 2005 Customer Satisfaction and Loyalty Survey Key Findings

PARTICIPATION at All Levels State-level initiatives Local initiatives Customer appreciation events Innovative sales approaches Process improvements "Stupid Rules" contest Focus Groups; Review teams Multiple experiments underway at all times "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!" "Just Do It!"

Small Business Banking

Small Business Banking at TD Banknorth 112,625 208,572 30,212 21,825 44,335 42,193 Small Business is any business with annual revenues ? $2.5 million. At Banknorth, Small Business customers have a Commercial loan relationship ? $250,000. The Banknorth Small Business loan portfolio is approximately $500 million. There are 459,762 small business opportunities-businesses with sales ? $2.5 million across the existing Banknorth footprint. The greatest opportunity is in our higher growth markets of Massachusetts and Connecticut with even greater potential in the Hudson marketplace

The Small Business Sales Force 390 Branch Managers across 6 states. 25 Dedicated Lenders across 6 states. The average cross sell ratio = 3.38 to new customers. Our Small Business Sales Force made 74,933 sales calls in 2004 or approximately 188 calls/branch!

Focus on Sales Strategy Small Business Foundations relies on Branch Managers as the primary sales force. Dedicated Lenders supplements these Managers in key markets. The field sales force approach ensures the delivery of a high level of personalized customer service: We call on customers at their place of business. Our lenders manage the customer's entire banking relationship. Our lenders are accessible 24/7. Strong product set Easy to buy/Easy to sell Strong integrated marketing Proven quarterly sales promotions: Cookie Blitz Small Business Month of May with customer displays in-branch Summer loan sale Maintain effective sales management by continuing to measure standard performance indicators and report results back to the field monthly. Conduct bi-weekly sales calls with the head of Small Business Lending to review call activity, pipeline and results relative to goals for each local market.

Integrated Marketing Approach - Small Business Small Business Small Business Print Ad ATM Ad

Focus on Small Business Training All Branch Managers and Dedicated Lenders have attended a 3-day Sales & Credit Training program. Training consists of: Before/after video taped role play of sales call using virtual office. Product knowledge training. Sales training using the Selling System. Small Business Group provides enhanced sales training for Branch Managers and Dedicated Lenders. Lead generation Sales approaches, techniques Product knowledge Credit Documentation

Retail and Small Business Conclusion Clear mission Clear goals and expectations Strong communication Strong professional development Strong Marketing support Unwavering commitment to local decision-making, local initiative Unwavering commitment to enabling our customers to meet their financial objectives

Questions & Answers

This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations. TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth's directors and executive officers is available in TD Banknorth's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United's directors and executive officers is available in Hudson United's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Additional Information about the Transaction